UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Desktop Metal, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

25058X105

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25058X105	13D	Page 2 of 10 Pages

Item 1.  Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 28, 2020, Amendment No. 1 thereto filed on June 22, 2021, and Amendment No. 2 thereto filed on October 7, 2021, relating to the Class A common stock, $.0001 par value (the “Common Stock”) of Desktop Metal, Inc. (the “Issuer”) having its principal executive office at 63 3rd Avenue, Burlington, Massachusetts 01803.

Certain terms used but defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 15, L.P. (“NEA 15”), NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; and NEA 15 GP, LLC (“NEA 15 LLC” and, together with NEA Partners 15, the “Control Entities”), which is the sole general partner of NEA Partners 15; and

(b) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), and Scott D. Sandell (“Sandell”) (together, the “Managers”), and Peter W. Sonsini (“Sonsini”). The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Makhzoumi and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011.

The principal business of NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of each of the Managers is to manage the Control Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 15 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 25058X105	13D	Page 3 of 10 Pages

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

As of November 12, 2021, each of the Reporting Persons ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock.  This Amendment No. 3 was triggered solely due to a change in the number of outstanding shares of Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Power of Attorney on behalf of Joshua Makower regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 25058X105	13D	Page 4 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 2nd day of May, 2024.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 15 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 25058X105	13D	Page 5 of 10 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 3 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 25058X105	13D	Page 6 of 10 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Desktop Metal, Inc.

EXECUTED this 2nd day of May, 2024.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 15 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 25058X105	13D	Page 7 of 10 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 25058X105	13D	Page 8 of 10 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 25058X105	13D	Page 9 of 10 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang

CUSIP No. 25058X105	13D	Page 10 of 10 Pages

EXHIBIT 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager or former general partner, director, officer or manager of any New Enterprise Associates partnership, corporation or limited liability company, solely with respect to the following entities: Black Diamond Therapeutics, Inc., Inventiva S.A., Marker Therapeutics, Monte Rosa Therapeutics, Inc., and Reneo Pharmaceuticals, Inc. (the “Covered Entities”), pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney will last for the duration of the outstanding filing obligations related to the undersigned and NEA Management Company, LLC, and its affiliates. Upon the removal of the undersigned from all outstanding Form 3, 4, and 5, Schedule 13D and 13G or any other similarly related obligatory filings related to the Covered Entities, the power provided herein shall be revoked.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of May, 2024.

/s/ Joshua Makower
Joshua Makower